Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of August 27, 2007

among

MEDCO HEALTH SOLUTIONS, INC.,

MACQ CORP.

and

POLYMEDICA CORPORATION

(continued)

(continued)

		Page
Section 5.6	Access to Information; Confidentiality	41

Section 5.7	Notification of Certain Matters	41

Section 5.8	Indemnification and Insurance	43

Section 5.9	Fees and Expenses	45

Section 5.10	Rule 16b-3	45

Section 5.11	Employee Matters	45

Section 5.12	Delisting	47

Section 5.13	No Rights Plan	47

Section 5.14	Securities and Instruments	47

ARTICLE VI	CONDITIONS PRECEDENT	48

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	47

Section 6.2	Conditions to Obligations of Parent and Merger Sub	48

Section 6.3	Conditions to Obligations of the Company	48

ARTICLE VII	TERMINATION	49

Section 7.1	Termination	49

Section 7.2	Effect of Termination	51

Section 7.3	Termination Fee	51

ARTICLE VIII	MISCELLANEOUS	52

Section 8.1	No Survival of Representations and Warranties	52

Section 8.2	Amendment or Supplement	53

Section 8.3	Extension of Time, Waiver, Etc	53

Section 8.4	Assignment	53

Section 8.5	Counterparts	53

Section 8.6	Entire Agreement; No Third-Party Beneficiaries	53

Section 8.7	Governing Law; Jurisdiction; Waiver of Jury Trial	54

Section 8.8	Specific Enforcement	54

Section 8.9	Notices	54

Section 8.10	Severability	55

Section 8.11	Definitions	55

(continued)

Page
Section 8.12	Interpretation	59

Exhibit A	Form of Articles of Organization of Surviving Corporation

Exhibit B	Form of By-laws of Surviving Corporation

Exhibit C	Individuals deemed to have “Knowledge”

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 27, 2007 (this “Agreement”), is among MEDCO HEALTH SOLUTIONS, INC., a Delaware corporation (“Parent”), MACQ CORP., a Massachusetts corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and POLYMEDICA CORPORATION, a Massachusetts corporation (the “Company”). Certain terms used in this Agreement are used as defined in Section 8.11.

WHEREAS, the Board of Directors of each of the Company and Merger Sub has approved and declared advisable, and in the best interests of the Company and Merger Sub, as applicable, and the Board of Directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, prior to or contemporaneously with the execution and delivery of this Agreement, certain executives of the Company have executed and delivered to Parent certain letter agreements confirming that they will remain employed by the Company following the Closing contemplated by this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Massachusetts Business Corporation Act (the “MBCA”), at the Effective Time Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York time) on a date to be specified by the parties, which date shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 100 Federal Street, 34th Floor, Boston, Massachusetts 02110, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs hereinafter is referred to as the “Closing Date”.

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of the Commonwealth of Massachusetts articles of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the MBCA (the “Articles of Merger”). The Merger shall become effective upon the filing of the Articles of Merger or at such later time and date as is agreed to by the parties hereto (the time and date at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in applicable provisions of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5 Articles of Organization and By-laws of the Surviving Corporation. The articles of organization of the Company shall be amended and restated in their entirety at the Effective Time to be substantially in the form attached hereto as Exhibit A. At the Effective Time, the by-laws of the Company shall be amended in their entirety at the Effective Time to be substantially in the form attached hereto as Exhibit B.

SECTION 1.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of organization and by-laws of the Surviving Corporation.

(b) Each of the parties hereto shall take all necessary action to cause the officers of Merger Sub immediately prior to the Effective Time to be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of organization and by-laws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on the Capital Stock of the Constituent Corporations;

Exchange of Certificates; Company Stock Options

SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Parent-Owned Stock. Any shares of Company Common Stock owned by Parent or Merger Sub shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) shall be converted into the right to receive $53.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.

SECTION 2.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate Equiserve Trust Company or another bank or trust company reasonably acceptable to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the “Paying Agent”) to receive, on terms reasonably acceptable to the Company, for the benefit of holders of shares of Company Common Stock, the aggregate Merger Consideration to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.1(c). Parent shall deposit, or cause to be deposited, such aggregate Merger Consideration with the Paying Agent at or prior to the Effective Time. The Paying Agent shall invest such aggregate Merger Consideration in any of (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) money market funds investing solely in a combination of the foregoing. Any net profit resulting from, or income or interest produced by, such investments, shall be payable to Parent.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than five business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger

Consideration, without interest, for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and be accompanied by all documents required to evidence such transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.2(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Fund. At any time following the six-month anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. The withholding party shall timely remit such withheld amounts to the appropriate taxing authority, and such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Corporation or the Paying Agent, such information shall be requested prior to any such withholding.

SECTION 2.3 Appraisal/Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Part 13 of the MBCA (the “Dissenting Shareholders”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Part 13 of the MBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Part 13 of the MBCA), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the MBCA. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1, without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the MBCA and received by the Company relating to shareholders’ rights of appraisal, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the MBCA.

SECTION 2.4 Company Stock Options and Restricted Shares.

(a) The Company shall provide that, at the Effective Time, all options outstanding immediately prior to the Effective Time that represent the right to acquire shares of Company Common Stock (each, an “Option”) granted under any plan listed in Section 2.4 of the Company Disclosure Schedule (a “Company Stock Plan”) shall be cancelled and each holder of an Option, whether or not vested, shall be paid in full satisfaction of such Option, a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Option, including any such shares as to which the Option has not vested. For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to the excess, if any, of (i) the Merger Consideration per share of Company Common Stock over (ii) the exercise price payable in respect of such share of Company Common Stock issuable under such Option. The cash payments to be made to holders of Options pursuant to this Section 2.4(a) shall be made by the Surviving Corporation as soon as reasonably practicable after the Closing Date.

(b) The Company shall provide that each share of Company Common Stock granted subject to vesting or other lapse restrictions pursuant to any Company Stock Plan (the “Company Restricted Common Stock”) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time and at the Effective Time the holder thereof shall, subject to this Article II, be entitled to receive the Merger Consideration with respect to each such Company Restricted Common Stock.

(c) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of any Option or any shares of Company Restricted Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax Law. The withholding party shall timely remit such withheld amounts to the appropriate taxing authority, and such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Corporation or the Paying Agent, such information shall be requested prior to any such withholding.

(d) At or prior to the Effective Time, the Company, the Board of Directors and the compensation committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 2.4(a) and 2.4(b). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company Restricted Common Stock after the Effective Time.

SECTION 2.5 Treatment of the Warrants. The Warrants shall be treated as set forth in Section 5.14.

SECTION 2.6 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III

Representations and Warranties of the Company

Except as disclosed in (a) the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”) prior to the execution of this Agreement (with specific reference to the section of this Agreement to which the information stated in such disclosure relates; provided that (i) disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement only to the extent that it is reasonably apparent on the face of the Company Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Material Adverse Effect) or (b) in the Company SEC Documents filed on or after June 13, 2005 and prior to the date of this Agreement, but excluding (x) any risk factor disclosure contained in any such Company SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading and (y) all exhibits and schedules thereto and documents incorporated by reference therein, the Company hereby represents and warrants, on behalf of itself and each of its Subsidiaries, on a joint and several basis, to Parent and Merger Sub as follows:

SECTION 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts and has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (or equivalent status) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) does not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. For purposes of this Agreement, “Material Adverse Effect” means any change, circumstance, event, occurrence or effect that has occurred that, when taken together with all other adverse changes, circumstances, events, occurrences or effects that have occurred, is or is reasonably likely to be, materially adverse to the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, except to the extent resulting from (i) (A) the general economic conditions in the United States or any change in any United States federal or state statute, rule or regulation or any change in Medicare, Medicaid or other governmental healthcare reimbursement policy, or (B) the commencement, continuation or escalation of a war or a material act of terrorism; provided that with respect to clauses (i)(A) and (i)(B), such changes, circumstances, events, occurrences or effects do not adversely affect the Company and its Subsidiaries in a meaningfully disproportionate manner as compared to other companies of similar size in such industries in which the Company and its Subsidiaries operate; (ii) resulting from or attributable to any loss of, or adverse change in, the relationship of the Company with its customers, employees or suppliers that was proximately caused by the announcement of this Agreement or the consummation of the Transactions or (iii) any decline in the market price or change in trading volume of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections (it being understood that the underlying cause or causes of any such decline, change or failure may be deemed to constitute, in and of itself or themselves, a Material Adverse Effect and may be taken into consideration when determining whether there has occurred a Material Adverse Effect).

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. The name and jurisdiction of organization of each Subsidiary is set forth on Section 3.1(b) of the Company Disclosure Schedule. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and other applicable securities Laws. Each of the Company’s Subsidiaries has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its businesses as they are now being conducted. Each of the Company’s Subsidiaries is duly licensed or qualified to do business in, and is in good standing (or equivalent status) in, each jurisdiction in which the nature of the business conducted by such Subsidiary, or the character or location of the properties and assets owned or leased by such Subsidiary, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) does not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company has made available to Parent complete and correct copies of the articles of organization and by-laws of the Company and the organizational documents of each of its Subsidiaries, as amended to the date of this Agreement (the “Company Charter Documents”).

SECTION 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of fifty million (50,000,000) shares of Company Common Stock and three million one hundred twelve thousand one hundred sixty-four (3,112,164) shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on August 24, 2007 (the “Reference Date”) (except for the 4,530,586 shares of Company Common Stock referred to in clause (ii) below, which is true as of March 31, 2007), (i) 23,464,250 shares of Company Common Stock were issued and outstanding (of which 503,480 shares were Company Restricted Stock), (ii) 4,530,586 shares of Company Common Stock were reserved for issuance under the Company Stock Plans (of which 2,842,303 shares of Company Common Stock were subject to outstanding Options granted under the Company Stock Plans) and 11,798,426 shares of Company Common Stock were reserved for issuance upon conversion of the Notes and Warrants and (iii) no shares of Company Preferred Stock were issued or outstanding. Since the Reference Date, no shares of Company Common Stock or Company Preferred Stock have been issued except pursuant to the exercise of Options granted under Company Stock Plans as of the close of Business on the Reference Date. The Company has made available to Parent a correct and complete list, as of July 31, 2007, of Options and Company Restricted Stock, including the holder, date of grant, term, number of shares of Company Common Stock and, where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger. Section 3.2(a) of the Company Disclosure Schedule contains a correct and complete list of Options and Company Restricted Stock granted or issued since July 31, 2007, including, with respect to each, the information specified in the previous sentence. All outstanding shares of the capital stock of the Company have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth above, (A) there are no outstanding options or other rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any shares of capital stock, voting securities or other equity interests of the Company or any securities or obligations convertible into or exchangeable into or exercisable for any shares of capital stock, voting securities or other equity interests of the Company (collectively, “Company Securities”); (B) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities; and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company to which the Company or any of its Subsidiaries is a party. No bonds, debentures, notes or other indebtedness of the Company having a right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which the holders of capital stock of the Company may vote are issued and outstanding.

(b) Each of the outstanding shares of capital stock, voting securities or other equity interests of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights, and all such securities are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all liens, charges, pledges, security interests, claims or other encumbrances (each, a “Lien”). There are no (i) preemptive rights, outstanding options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any shares of capital stock, voting securities or other equity interests of any Company Subsidiary or any securities or obligations convertible into or exchangeable into or exercisable for any shares of capital stock, voting securities or other equity interest of a Company Subsidiary, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities or obligations convertible into or exchangeable into or exercisable for any shares of capital stock, voting securities or other equity interests of a Company Subsidiary; or (iii) other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Subsidiary of the Company to which the Company or any of its Subsidiaries is a party. None of the Subsidiaries of the Company owns any Company Common Stock.

(c) Except as described in Section 3.2(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns 5% or more of the outstanding equity or similar interests in, or any interest convertible into or exchangeable or exercisable for 5% or more of the equity or similar interests in, any corporation, partnership, limited liability company, joint venture or other business association or entity (other than the Company Subsidiaries).

SECTION 3.3 Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors, and except for obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company’s Board of Directors, at a meeting duly called and held, has unanimously (i) approved and declared advisable and in the best interests of the Company this Agreement and the Merger, and (ii) directed that this Agreement be submitted to the shareholders of the Company for approval and resolved to recommend that shareholders of the Company approve this Agreement.

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter Documents or the comparable governing documents of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Shareholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, Order, license or permit of any Governmental Authority applicable to the Company or any of its Subsidiaries, (y) violate or constitute a default under, give to others any right of termination, amendment, acceleration or cancellation of any payment or other obligation pursuant to, cause any additional amounts to be payable under, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, contract, permit, license, arrangement, instrument, obligation, restricted stock award, option agreement or other agreement (each, a “Contract“) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of any of them is bound or affected, except, in the case of clause (ii), for such violations or defaults that do not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) The affirmative vote (in person or by proxy) of the holders of at least two-thirds of the outstanding shares of Company Common Stock at the Company Shareholders Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Company Shareholder Approval“) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions.

SECTION 3.4 Governmental Approvals. Except for (i) the filing with the SEC of a proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement“), and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the, “Exchange Act“), and the rules of The Nasdaq Stock Market, (ii) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts pursuant to the MBCA, and (iii) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions.

SECTION 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) The Company and its Subsidiaries have filed all registration statements, forms, reports, schedules, statements, proxy statements and other similar documents required to be filed with the SEC since January 1, 2005 (collectively, and in each case including all amendments, supplements, exhibits, financial statements and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents complied or, if not yet filed, will comply in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended or superseded prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended or superseded) contained, and none of the Company SEC Documents filed with the SEC subsequent to the date of this Agreement will contain as of the date of filing, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) All of the financial statements of the Company included in the Company SEC Documents, in each case, including any related notes thereto, have been (or, in the case of Company SEC Documents not filed as of the date hereof, will be) prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present (or, in the case of Company SEC Documents not filed as of the date hereof, will fairly present) the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of such unaudited statements, to normal, recurring adjustments.

(c) Neither the Company nor any of its Subsidiaries has any liabilities of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, except liabilities (i) reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of March 31, 2007 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) incurred pursuant to this Agreement or (iv) that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions.

(d) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(e) The Company has established and maintains internal controls over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are effective to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2005 (the “Applicable Date”) and (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the Nasdaq Stock Market, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent a summary of all material complaints or material concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Board of Directors or the Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules. The principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) have made the certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC promulgated thereunder with respect to the Company’s filings pursuant to the Exchange Act. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

SECTION 3.6 Absence of Certain Changes. Since the Balance Sheet Date (a) the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business, (b) there has not been any event, change or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (c) there has not been (i) any declaration, setting aside or payment of any dividend or any other distribution with respect to any of the capital stock of the Company or any of its Subsidiaries, (ii) any material change in accounting methods, principles or practices employed by the Company or (iii) any other action of the type described in Sections 5.2(a) or 5.2(b) which, had such action been taken after the date of this Agreement, would require approval of Parent.

SECTION 3.7 Legal Proceedings. There is no pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, claim, suit, litigation, action, investigation, audit, hearing, indictment, arbitration or other similar proceedings (“Litigation”) against the Company or any of its Subsidiaries, or any of their respective executive officers or directors that, if determined adversely to the Company or such officers or directors, would reasonably be expected to (a) involve fines, penalties, payments, costs or expenses in excess of $100,000 in the case of any single matter or $500,000 in the case of any group of related matters, (b) result in any such Person being excluded from participation in any federal health care program or state health care program, (c) materially impair the ability of the Company or any of its Subsidiaries to conduct their businesses, or use any of their material properties or assets, as presently conducted or used, (d) prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, or (e) have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any injunction, or is subject to any order, directive, judgment, award, ruling, settlement, stipulation or decree imposed by or before any Governmental Authority (“Order”) that has resulted in, or would reasonably be expected to result in, any material detriment to the Company or any of its Subsidiaries.

SECTION 3.8 Compliance With Laws; Permits. The Company and its Subsidiaries are in compliance with all federal, state and local laws, statutes, ordinances, codes, rules, regulations, directives, decrees and Orders of Governmental Authorities (collectively, “Laws”) (excluding compliance with Laws regarding the payment of Taxes, which is governed by Section 3.10, compliance with Laws applicable to the Company Plans, which is governed by Section 3.11, compliance with Environmental Laws, which is governed by Section 3.12, and compliance with Health Care Laws, which is governed by Section 3.22), applicable to the Company or any of its Subsidiaries or by which any property, business or asset of the Company or any of its Subsidiaries is bound or affected, except for such non-compliance that is not, and would not reasonably be expected to be, individually or in the aggregate, materially detrimental to the Company and any of its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions. No investigation by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, has any United States federal or state Governmental Authority indicated an intention to conduct the same. To the Knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and the Company has not received any overt notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement. The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Authority (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not reasonably be expected to be, individually or in the aggregate, materially detrimental to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions.

SECTION 3.9 Information Supplied. The Proxy Statement will not, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.10 Tax Matters.

(a) Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all federal income and other material Tax Returns (as hereinafter defined) required to be filed by it under applicable Laws, all such filed Tax Returns are correct and complete in all material respects, and all Taxes shown to be due on such Tax Returns and all other material Taxes due have been paid, except for those Taxes being contested in good faith (as set forth on Section 3.10(a) of the Company Disclosure Schedule) and for which adequate reserves have been established in the Company’s financial statements. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time with which to file any material Tax Return. No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, which has not been fully paid or adequately reserved for in the Company SEC Documents. There are no Liens for Taxes (other than taxes not yet due and payable) upon any assets of the Company or its Subsidiaries. To the Knowledge of the Company, since December 31, 2003, the Company has not received written notice from an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(b) Each of the Company and its Subsidiaries has withheld and paid over to the relevant taxing authority all Taxes required to be withheld and paid in connection with any amounts paid or owing to employees, independent contractors, creditors, shareholders or any other third party except for such Taxes that, individually or in the aggregate, would not have, or be reasonably expected to have, a Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries knows of any proposed or threatened Tax Claims by any Governmental Authority to assess any additional Taxes for any period for which Tax Returns have been filed that, if unpaid, would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, no audits or administrative or judicial Tax Proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries by any Governmental Authority and no notice of a deficiency or proposed adjustment for any amount of Tax has been received. The Company Disclosure Schedule lists all federal, state, local and foreign income Tax Returns filed with respect to the Company or its Subsidiaries for taxable periods ended on or after December 31, 2002. Further, the Company has made available to Parent copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received since December 31, 2002.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(e) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing as a result of any: (i) change in method of accounting for a period ending on or prior to Closing; (ii) intercompany transaction or excess loss account described in U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to Closing; or (iv) prepaid amount received on or prior to Closing.

(f) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code after December 31, 1999.

(g) Neither the Company nor any of its Subsidiaries is a party to any Contract that (i) has resulted or could result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or foreign Tax Law) or (ii) has resulted in any amount paid not having been fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law). Neither the Company nor any of its Subsidiaries has entered into, or otherwise participated (directly or indirectly) in, any “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b) or has received a written opinion from a tax advisor that was intended to provide protection against a tax penalty. Neither the Company nor any of its Subsidiaries has been a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. As of the Closing, neither the Company nor any of its Subsidiaries will be a party to or bound by any Tax allocation or sharing agreement pursuant to which it will have any potential liability to any Person (other than the Company or any of its Subsidiaries) after the Closing Date.

(h) Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(i) As of the date hereof, no closing agreement pursuant to Section 7121 of the Code (or any other similar provision of state, local or foreign Tax Law), private letter ruling, technical advice memorandum, or similar agreement or ruling has been entered into, requested or received by or with respect to the Company or any of its Subsidiaries.

(j) For purposes of this Agreement: (i) “Tax” or “Taxes” shall mean (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), franchise, profits, registration, alternative or add-on minimum, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever or similar taxes imposed on the income properties or operations of the Company or any of its Subsidiaries, (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (A), and (C) any transferee liability in respect of any items described in clauses (A) and/or (B) payable by reason of contract, assumption, transferee liability, operation of Law, U.S. Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise, and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, declaration, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

SECTION 3.11 Employee Benefits and Labor Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule lists: (i) all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all Company travel policies and plans and employee reimbursement policies thereunder, (iii) all employment, consulting, non-competition, employee non-solicitation, or other compensation agreements, and all collective bargaining agreements, and (iv) all bonus or other incentive compensation, equity or equity-based compensation (including stock option, phantom stock or stock ownership), stock purchase, deferred compensation, change in control, severance, termination, profit-sharing, leave of absence, vacation, medical, life insurance or other death benefit, educational assistance, Section 125 cafeteria, dependant care, fringe benefit, pension and welfare benefit plans, policies, agreements or arrangements, in each case as to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, with respect to any current or former employee, independent contractor or director (collectively (i) through (iv), the “Company Plans”). Correct and complete copies of the following documents with respect to each of the Company Plans have been made available to Parent by the Company, to the extent applicable: (a) all plan documents and amendments thereto, (b) the two most recent annual reports on Form 5500 to the extent any such report was required by applicable Law, (c) the most recent summary plan description for each Company Plan for which such a summary plan description is required by applicable Law, (d) each currently effective trust agreement and insurance or group annuity contract and (e) the most recent favorable determination letter from the Internal Revenue Service for each Company Plan which is intended to be qualified under Section 401(a) of the Code. Each Company Plan (excluding any Company Plan which is a “multiemployer plan” as defined in Section 3(37) of ERISA): (i) has been administered in accordance with its terms and (ii) is in compliance with the applicable provisions of ERISA, the Code and other Laws, except, in the case of (i) or (ii), for any instances of noncompliance that, individually or in the aggregate, would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) Each Company Plan has been administered in accordance with its terms, and the Company and each of its Subsidiaries and all of the Company Plans are in compliance with the applicable provisions of ERISA, the Code and other applicable Laws as to the Company Plans, and all contributions required under each Company Plan have been made in full on a timely and proper basis.

(ii) With respect to the Company Plans, individually and in the aggregate, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, including claims, audits and investigations, in connection with which the Company or any of its Subsidiaries could be subject to any tax, penalty or other liability under ERISA, the Code or any other applicable Law, except for making contributions, or the payment of claims in the ordinary course of the operation of any such Company Plans.

(iii) Each Company Plan that is intended to comply with the provisions of Section 401(a) of the Code is qualified and exempt from income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of the Company, nothing has occurred (or failed to occur) that would adversely affect such qualification.

(iv) No “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) under which the Company or any of its Subsidiaries has any liability provides benefits to, or on behalf of, any former employee after the termination of employment except where the benefit is required by Section 4980B of the Code or similar state or local Law.

(v) Each individual who is classified by the Company or any of its Subsidiaries as an “employee” or as an “independent contractor” is properly so classified.

(vi) Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) issued after January 1, 2005 has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (C) has a grant date identical to the date on which the Company’s Board of Directors or Compensation Committee actually awarded such Company Option, (D) qualifies for the tax and accounting treatment afforded to such

Company Option in the Company’s tax returns and the Company Reports, respectively, and (E) complies with the requirements of Section 409A of the Code.

(vii) Each Company Plan which is a nonqualified deferred compensation plan has been operated in compliance with the applicable requirements of Section 409A of the Code.

(c) Neither the Company nor any Company Subsidiary maintains, contributes to (nor has within the past six years maintained or contributed to) or is obligated to maintain or contribute to, or has any actual or contingent liability under, any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a “defined benefit pension plan” (as defined in Section 3(35) of ERISA) or a “multiemployer employer” (as defined in Section 3(37) of ERISA).

(d) Neither the Company nor any of the Company Subsidiaries is or has been, since April 1, 2001, a party to, or bound by, or conducted negotiations regarding, any collective bargaining agreement or other contracts, arrangements, agreements or understandings with a labor union or similar organization that was certified by the National Labor Relations Board (“NLRB”) or voluntarily recognized or recognized under Law.

(e) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect,

(i) There is no existing, pending or, to the Knowledge of the Company, threatened, (i) walkout, lockout, strike, slowdown, hand billing, picketing, work stoppage (sympathetic or otherwise), or work interruption (each, a “Concerted Action”) involving the employees of the Company or any of its Subsidiaries, (ii) unfair labor practice charge or complaint, labor dispute, labor arbitration proceeding or any other matter before the NLRB or any other comparable state agency against or involving the Company or any of its Subsidiaries, (iii) election petition or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, (iv) certification or decertification question relating to collective bargaining units at the premises of the Company or any of its Subsidiaries or (v) grievance or arbitration demand against the Company or any of its Subsidiaries whether or not filed pursuant to a collective bargaining agreement.

(ii) None of the Company, any of its Subsidiaries or any of their respective representatives or employees has committed an unfair labor practice in connection with the operation of the respective businesses of the Company or any of its Subsidiaries.

(iii) The Company and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs and wages and hours.

(f) To the Knowledge of the Company, neither the employees of the Company nor the employees of any of its Subsidiaries have engaged in a material Concerted Action in the past three years.

(g) The Company and its Subsidiaries have properly accrued on their books and records all material unpaid but accrued wages, salaries and other paid time-off.

(h) None of the execution and delivery of this Agreement, nor shareholder approval of this Agreement, nor the consummation of any transaction contemplated by this Agreement (alone or in conjunction with a termination of employment) will (v) trigger any funding (through a grantor trust or otherwise) of any compensation or benefits under any Company Plan, (w) entitle any employees of the Company or any of its subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, or (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Company Plans.

SECTION 3.12 Environmental Matters. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) no written notice, notification, demand, request for information, citation, summons, complaint or order from any Person has been received by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, threatened, by any Person against the Company or any of its Subsidiaries, and no action, claim, suit, arbitration, or proceeding is pending or, to the Knowledge of the Company, threatened by any Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has any liability under any Environmental Law or otherwise addresses any matters involving Hazardous Materials or relating to or arising out of any Environmental Law; (b) neither the Company nor any of its Subsidiaries has any outstanding liabilities or obligations under any Order relating to any Environmental Law; (c) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws, including possessing and complying with all Permits required for their operations under applicable Environmental Laws, and there are no proceedings pending or, to the Knowledge of the Company, threatened to cancel, revoke, modify, or not renew any such Permit; (d) there is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law; and (e) the Company and its Subsidiaries do not have any Environmental Liabilities and, to the Knowledge of the Company, no events (including Releases or Threatened Releases of Hazardous Materials), facts, circumstances or conditions relating to, arising from, associated with or attributable to any operations of the Company or any of its Subsidiaries (including any activities involving Hazardous Materials) or any real property currently or formerly owned, operated, used or leased by the Company or its Subsidiaries or operations thereon would reasonably be expected to result in Environmental Liabilities.

SECTION 3.13 Properties.

(a) Section 3.13(a) of the Company Disclosure Schedule contains a true and complete list of all real property owned by the Company or any of its Subsidiaries (collectively with all land, buildings, structures, fixtures and improvements located thereon the “Owned Real Property”) and for each parcel of Owned Real Property, contains a correct street address of such Owned Real Property.

(b) Section 3.13(b) of the Company Disclosure Schedule contains a true and complete list of all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the street address of such Leased Real Property, and, in the case of any lease in respect thereof that is set to expire or is subject to renewal during the one-year period immediately following the date of this Agreement, the expiration date of such lease and a description of any terms that have been proposed in regard to any renewal thereof. True and complete copies of all agreements under which the Company or any Subsidiary is the landlord, sublandlord, tenant, subtenant, or occupant (each a “Real Property Lease”) that have not been terminated or expired as of the date thereof have been made available to Parent.

(c) The Company and/or its Subsidiaries have good and marketable fee simple title to all material Owned Real Property and valid leasehold estates in all material Leased Real Property free and clear of all Liens, except Permitted Liens.

(d) Other than the Real Property Leases, none of the material Owned Real Property or the material Leased Real Property is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such Owned Real Property or Leased Real Property or any part thereof. There are no outstanding options or rights of first refusal to purchase any Owned Real Property, or any portion of the Owned Real Property or interest therein.

(e) Each material Real Property Lease is in full force and effect and constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and there is no material default or event which, with notice, lapse of time or both, would constitute a material default or permit termination or material modification or acceleration of obligations by any third party under any material Real Property Lease either by the Company or its Subsidiaries party thereto or, to the Knowledge of the Company, by any other party thereto or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(f) There does not exist any pending material condemnation or eminent domain proceedings that affect any material Owned Real Property or, to the Knowledge of the Company, any such proceedings that affect any material Leased Real Property or, to the Knowledge of the Company, any threatened material condemnation or eminent domain proceedings that affect any material Owned Real Property or material Leased Real Property, and neither the Company nor its Subsidiaries have received any written notice of the intention of any Governmental Authority or other Person to take or use any Owned Real Property or Leased Real Property.

SECTION 3.14 Intellectual Property.

(a) Section 3.14 of the Company Disclosure Schedule sets forth a true and complete list of all (i) registered Intellectual Property owned by the Company and its Subsidiaries and (ii) Material Intellectual Property (as hereinafter defined) of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries have distributed to any third party the CIS customer relations software or the LIS customer relations software.

(b) Section 3.14 of the Company Disclosure Schedule sets forth a true and complete list of all Contracts under which the Company or its Subsidiaries have licensed any Material Intellectual Property from any third party or under which the Company or its Subsidiaries license any Material Intellectual Property to any third party and any other Contract that concerns the Company’s rights under or to Material Intellectual Property (“Material Intellectual Property Contracts”).

(c) Subject to Section 3.14(d) (including the Knowledge qualifiers contained therein), the Company and its Subsidiaries own, or possess adequate licenses or other valid rights to use (in each case, free and clear of any Liens, other than Permitted Liens) all Intellectual Property used in the business of the Company and/or its Subsidiaries as currently conducted.

(d) To the Knowledge of the Company, the conduct of the business and operations of the Company and its Subsidiaries and the use of Intellectual Property by the Company and its Subsidiaries do not infringe, misappropriate, dilute or otherwise violate (“Infringe”) the Intellectual Property rights of any Person.

(e) Neither the Company nor any Subsidiary, nor to the Knowledge of the Company, any other party, is or is alleged to be in breach or default under any Material Intellectual Property Contract, which default, either standing alone or with the passage of time, will give the counterparty thereto the right to terminate, restrict or modify, to the detriment of the Company or its Subsidiaries, the Company’s or the relevant Subsidiary’s rights thereunder or cause additional fees to be paid thereunder by the Company or its Subsidiaries, nor the Company’s Knowledge does a valid basis exist for any such claim. All of the Material Intellectual Property Contracts are, to the Knowledge of the Company, valid and enforceable.

(f) Neither the Company nor any Subsidiary has received notice of any claim, that seeks to cancel, limit or challenge the ownership, or any right to use of the Company or any of its Subsidiaries, or the validity or enforceability, of any registered Intellectual Property or Material Intellectual Property owned by or Material Intellectual Property licensed to the Company or its Subsidiaries, and no Litigation or Order is pending or outstanding or, to the Knowledge of the Company, threatened, in which such cancellation, limitation or challenge is sought or brought.

(g) To the Knowledge of the Company, no Person is or may be Infringing any Intellectual Property owned by or exclusively licensed to the Company or its Subsidiaries, which infringement is, or is reasonably likely to be, material to the Company and its Subsidiaries, taken as a whole.

(h) Neither the Company nor any of its Subsidiaries has received any notice, written or otherwise, of any assertion or claim with respect to any registered Intellectual Property or Material Intellectual Property owned by or Material Intellectual Property licensed to the Company or its Subsidiaries.

(i) To the Knowledge of the Company, no Material Intellectual Property owned by or exclusively licensed to the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. To the Knowledge of the Company, no registered Intellectual Property or Material Intellectual Property owned by or Material Intellectual Property licensed to the Company or any of its Subsidiaries is invalid or unenforceable.

(j) The Company and its Subsidiaries take reasonable measures to (i) protect, maintain and preserve the Material Intellectual Property owned by the Company and/or its Subsidiaries and (ii) protect the confidentiality of the Trade Secrets included in Material Intellectual Property owned, used or held by the Company and/or its Subsidiaries.

(k) The Company and its Subsidiaries (i) take reasonable actions to protect the confidentiality, integrity and security of its software, databases, systems, networks and Internet sites and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties; and (ii) use reliable encryption (or equivalent) protection to protect the security and integrity of transactions executed through its software. The information technology systems used by the Company and its Subsidiaries have not failed or malfunctioned in the past two years in a manner that had a material impact on the business of the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have implemented reasonable back up, security and disaster recovery technology consistent with industry practices.

(l) For purposes of this Agreement, “Intellectual Property” means (i) all trademarks, trademark rights, trade names, trade name rights, trade dress and other indications of origin, corporate names, brand names, logos, slogans, certification rights, service marks, service mark rights, service names, service name rights, business and product names, applications for trademarks and for service marks, domain names, and other proprietary rights and information, the goodwill associated with the foregoing and registration in any jurisdiction of, and applications in any jurisdictions to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) all inventions, discoveries, developments, ideas, formulae, processes, industrial models, designs, methodologies, technical information, manufacturing, engineering and technical drawings, know-how (whether patentable or unpatentable and whether or not reduced to practice), in any jurisdiction, all improvements thereto, and all patents, patent rights, applications for patents (including divisions, re-examinations, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof or similar legal protections related thereto, in any jurisdiction; (iii) nonpublic information (including without limitation customer and supplier lists), trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person (“Trade Secrets”); (iv) copyrights and copyright rights, writings and other works in any media, whether copyrightable or not, in any jurisdiction, and all registrations or applications for registration of copyrights in any jurisdiction, and any renewals, restorations or extensions thereof; (v) all computer software and computer programs (including data, databases and related documentation and source code); (vi) any other intellectual property or proprietary rights; (vii) all copies and tangible documentation related to any of the foregoing and (viii) any claims or causes of action arising out of or relating to any infringement, dilution, misappropriation or other violation of any of the foregoing including the right to receive all proceeds and damages therefrom. “Material Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to the Company and its Subsidiaries, taken as a whole.

SECTION 3.15 Material Contracts.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any Contract under which the Company or any of its Subsidiaries has (A) incurred any indebtedness for borrowed money that is currently owing or (B) given any guarantee in respect of indebtedness for borrowed money, in each case under clauses (A) and (B), having an aggregate principal amount in excess of $100,000;

(ii) any Contract that purports to limit, curtail or restrict the ability of the Company or any of its Subsidiaries (or any Affiliate thereof, including Parent and its Subsidiaries following the Effective Time) to compete or provide services in any material respect in any market segment and/or geographic area or line of business, or to hire or solicit the hire for employment of any individual or group;

(iii) any Contract (other than a Contract described in one of the other provisions of this Section without regard to any threshold contained therein) that involves annual expenditures by the Company or any of its Subsidiaries in excess of $1,000,000 and is not otherwise cancelable by the Company or any of its Subsidiaries without any financial or other penalty on 90-days’ or less notice;

(iv) any Contract (other than a Contract described in one of the other provisions of this Section without regard to any threshold contained therein) that involves annual revenue to the Company or any of its Subsidiaries in excess of $1,000,000;

(v) any purchase, sale or supply Contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements;

(vi) any Contract described by Sections 3.15(a)(i)-3.15(a)(v) or Sections 3.15(a)(vii)-3.15(a)(xiv) that contains any “change of control” or similar provisions that would restrict or impair the ability of the Company or any of its Subsidiaries (or any Affiliate thereof, including Parent and its Subsidiaries following the Effective Time) to engage in any actions or transactions, including any provisions granting any third party a right to early termination or requiring consent of a third party, receipt of payment or accelerated vesting under such Contract;

(vii) any purchase, sale, supply or other Contract that contains any “most favored nation” or equivalent preferential pricing terms for the benefit of any Person other than the Company or its Subsidiaries;

(viii) Contracts that would be required to be filed as an exhibit to a Form 10-K filed by the Company with the SEC on the date hereof;

(ix) any letter of intent, letter of understanding, memorandum of understanding, proposal, request for proposal, bid or other similar document with regard to any acquisition (including by merger) of capital stock or assets (except for ordinary course purchases of inventory or similar goods) of any other Person;

(x) any Contract containing any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries (or any Affiliate thereof, including Parent and its Subsidiaries following the Effective Time) has agreed not to acquire assets or securities of another Person, or propose or offer to do so;

(xi) any Contract that (I) would require the licensing or disposition of any material assets, property or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries (or any Affiliate thereof), or (II) prohibits or limits the right of the Company or any of its Subsidiaries (or any Affiliate thereof, including Parent and its Subsidiaries following the Effective Time) to use, transfer, license, distribute or enforce any of their respective Material Intellectual Property rights;

(xii) any Contract between the Company or any of its Subsidiaries and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Common Stock, other than Contracts with respect to Company Restricted Stock or Options;

(xiii) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (x) not material to the Company or any of its Subsidiaries, (y) entered into in the ordinary course of business or (z) otherwise set forth in the Company Disclosure Schedule; and

(xiv) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $1,000,000.

The Contracts contemplated by this Section 3.15(a) are referred to collectively as the “Material Contracts”).

(b) The Company has heretofore made available to Parent true, correct and complete copies of the Material Contracts. Each of the Material Contracts constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) To the Knowledge of the Company, there are no existing material defaults or breaches by the Company under any Material Contract (or events or conditions which, with notice or lapse of time or both, would constitute a material default or breach), and to the Knowledge of the Company, there are no such material defaults (or events or conditions which, with notice or lapse of time or both, would constitute a material default or breach) by any other party to any Material Contract. The Company has no Knowledge of any pending or threatened bankruptcy or similar proceeding with respect to any party to any Material Contract which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Other than the Contracts set forth in Section 3.15 of the Company Disclosure Schedule, the Company is not a party to or bound by any Contract described in Section 3.15(a)(ii), (x) or (xi) that would be binding on Parent or its Subsidiaries (other than the Company and its Subsidiaries) following the Effective Time.

SECTION 3.16 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Deutsche Bank Securities Inc. (“Deutsche Bank”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by holders of the Company Common Stock is fair, from a financial point of view, to such holders, a signed copy of which opinion will be delivered to Parent for informational purposes promptly after receipt thereof by the Company.

SECTION 3.17 Brokers and Other Advisors. Except for Deutsche Bank, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a complete and correct copy of any agreements between the Company and Deutsche Bank pursuant to which such firm would be entitled to any payment relating to this Agreement, the Merger or the other Transactions.

SECTION 3.18 State Takeover Laws. The provisions of Sections 110C, 110D and 110F of the Massachusetts Corporation-Related Laws are inapplicable to this Agreement, the Merger and the Transactions. No other “fair price”, “moratorium”, “control share acquisition”, other state takeover statutes (such statutes, collectively with Sections 110C, 110D and 110F of the Massachusetts Corporation-Related Law, “Takeover Statutes”) or any anti-takeover provision in the Company Charter Documents are applicable to the Merger, this Agreement or the Transactions.

SECTION 3.19 Shareholders’ Rights Agreement. Neither the Company nor any of its Subsidiaries currently has in effect, or intends to adopt, a shareholders’ rights agreement or any similar plan or agreement that limits or impairs the ability of any person to purchase or become the direct or indirect beneficial owner of, shares of Company Common Stock or any other equity or debt securities of the Company or any of its Subsidiaries.

SECTION 3.20 Transactions with Affiliates. Except for a person’s ownership of Company Common Stock or for customary compensation and benefits received in the ordinary course of business as an employee or director of the Company or any of its Subsidiaries, to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement, no director, officer or other Affiliate of the Company or any of its Subsidiaries, or any entity in which, to the Knowledge of the Company, any such director, officer or other Affiliate owns, individually or in the aggregate, any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 5% of the stock of which is beneficially owned by any such Person): (i) receives any material benefit from any contract, arrangement or understanding with or relating to the business or operations of the Company or any of its Subsidiaries; (ii) is a party to or receives any material benefit from any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Company or any of its Subsidiaries; or (iii) has any material interest in any property (real, personal or mixed), tangible or intangible, used, or currently intended to be used, in the business or operations of the Company or any of its Subsidiaries.

SECTION 3.21 Change of Control Agreements. Except as contemplated by Section 5.11 of this Agreement and except for the Merger Consideration, neither the execution and delivery of this Agreement nor the consummation of the Merger will (either alone or in conjunction with any other event) (i) result in any payment or benefit to any employee of the Company or any of its Subsidiaries or (ii) result in any payment or benefit to any director or officer of the Company or any of its Subsidiaries.

SECTION 3.22 Regulatory Compliance.

(a) Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, the Company and each of its Subsidiaries have all licenses, franchises, permits, certificates, approvals and billing and other authorizations (collectively, “Permits”) necessary for the conduct of their respective businesses and the use of their properties and assets as presently conducted and used, and the Company’s and its Subsidiaries’ respective employees and agents have all Permits necessary for the conduct of their professional activities. Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, the Company and each of its Subsidiaries have had at all times during the previous three years all Permits necessary for the conduct of their respective businesses and the use of their properties and assets as conducted and used at such respective times. Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, to the Knowledge of the Company, the Company’s and its Subsidiaries’ respective employees have had at all times during the previous three years all Permits necessary for the conduct of their professional activities at such respective times. Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority, nor does the Company have Knowledge, that any such Permit is subject to revocation, suspension, or any other disciplinary or adverse administrative action by any Governmental Authority. Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, no Permit applicable to the Company or any of its Subsidiaries is subject to a consent order or any other final adverse disciplinary or administrative action, any of which is still in force and effect.

(b) Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, the Company and each of its Subsidiaries are in compliance with all Health Care Laws and the terms of all Permits to the extent applicable to the Company or any of its Subsidiaries, or any of its or their respective businesses or operations. Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, no aspect of the Company’s or any of its Subsidiaries’ respective businesses or operations is reasonably likely to cease to comply with any Health Care Law or the terms of any Permit.

(c) Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries, is currently, or has been at any time since February 6, 2005: (i) excluded from participation in any federal health care program or state health care program, (ii) convicted of any criminal offense in respect of any Health Care Law, other than those individuals identified in Section 3.22(c)(iii) below, (iii) convicted of any criminal offense that falls within the ambit of 42 U.S.C. § 1320a-7(a) but has not yet been excluded, debarred, suspended or otherwise declared ineligible, (iv) debarred or disqualified from participation in regulated activities for any violation or alleged violation of any Health Care Law, but who is not excluded or otherwise listed in the listing described in Section 3.22(c)(v) below, (v) listed on the General Services Administration List of Parties Excluded from Federal Programs, or (vi) a party to or subject to, or, to the Knowledge of the Company, threatened to be made a party to or subject to, any action or proceeding concerning any of the matters described in clauses (i), (ii), (iii), (iv) or (v).

(d) The Company and each of its Subsidiaries have developed a plan and time line (the “Compliance Plan”) for coming into compliance with all Health Care Laws that have been passed or adopted prior to the date of this Agreement but which are not yet applicable, or contain provisions that are not yet applicable, to the Company but which are reasonably likely to be become applicable to the Company or its Subsidiaries within twelve months of the date hereof and have implemented, or are currently implementing, the provisions of the Compliance Plan to ensure that the Company and each of its Subsidiaries will be in compliance with such Laws at such time as they become applicable to the Company, except for failures to comply with any of the foregoing that are not, and would not reasonably be expected to be, individually or in the aggregate, materially detrimental to the Company and its Subsidiaries taken as a whole.

(e) Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, the Company and each of its Subsidiaries are in compliance with all applicable Laws, including all Health Care Laws, governing marketing or promotional activities, including, without limitation, requirements administered by the Federal Trade Commission, the Federal Communications Commission, the Centers for

Medicare and Medicaid, and other federal and state regulatory agencies such as “do not call” and “do not fax” registries.

(f) Except as would not be reasonably likely to be materially detrimental to the Company and its Subsidiaries taken as a whole, and except in compliance with applicable Laws, including all Health Care Laws, neither the Company nor any of its Subsidiaries: (i) makes available to any Person for free or a nominal charge any ancillary supplies, goods, services, coupons, vouchers or discount cards or programs, (ii) has any financial relationships as defined in 42 U.S.C. § 1395nn(a) with physicians, or (iii) receives any payments from manufacturers other than customary rebates, and purchase discounts, and other non-monetary benefits.

(g) Since November 8, 2004, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any conduct that would be reasonably likely to result in or constitute a Material Breach of the Corporate Integrity Agreement (as defined therein) among the Company, certain of its Subsidiaries and the Office of the Inspector General of the Department of Health and Human Services (“OIG”) dated November 8, 2004 (“CIA”), including, without limitation, the training and education obligations, disclosure program, screening requirements, notification requirements and reporting obligations set forth therein, except as disclosed to the OIG, provided that the foregoing representation and warranty is not made with respect to any business, operation or Subsidiary at a time when such business, operation or Subsidiary was not owned, directly or indirectly, by the Company. No Stipulated Penalty has been assessed, and no Material Breach has occurred under the CIA. The Company has provided Parent with, and specifically identified to Parent, true and complete copies of (i) all notices, reports, certifications and other communications submitted by the Company to the OIG pursuant to the CIA, and (ii) all notices, demand letters and other communications received by the Company from the OIG pursuant to the CIA.

SECTION 3.23 Ethical Business Practices. None of the Company, any Subsidiary, or to the Knowledge of the Company, any directors, officers, agents or employees of the Company or any of its Subsidiaries has, on behalf of the Company or any of its Subsidiaries, (a) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any payment in the nature of criminal bribery.

SECTION 3.24 Insurance. All material insurance policies (“Policies”) with respect to the business and assets of the Company and its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Policies. With respect to each of the legal proceedings set forth in the Company SEC Documents, no such insurer has informed the Company or any of its Subsidiaries of any denial of coverage. The Company and its Subsidiaries have not received any written notice of cancellation of any of the Policies. To the Knowledge of the Company, all appropriate insurers under the Policies have been timely notified of all potentially insurable material losses and pending litigation, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

SECTION 3.25 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty to Parent or Merger Sub in this Agreement or any other Contract with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.1 Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts.

SECTION 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective boards of directors and adopted by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or articles of organization, as applicable, or bylaws of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, award, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries, (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which Parent, Merger Sub or any of their respective Subsidiaries or any property or asset of any of them is bound or affected, except, in the case of clause (ii), for such violations or defaults as would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions (a “Parent Material Adverse Effect”).

SECTION 4.3 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of The New York Stock Exchange, (ii) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts pursuant to the MBCA and (iii) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have or would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4 Information Supplied. The information supplied by Parent for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.5 Ownership and Operations of Merger Sub. Parent owns, directly or indirectly, all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

SECTION 4.6 Capital Resources. Parent and Merger Sub collectively will have at the Effective Time, sufficient cash and cash equivalents available to pay the aggregate Merger Consideration and Option Consideration and to perform their respective obligations under this Agreement.

SECTION 4.7 Brokers and Other Advisors. Except for Lazard Frères & Co., the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.1 Preparation of the Proxy Statement; Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement (and in any event within twenty days after the date of this Agreement), the Company shall prepare and file with the SEC the Proxy Statement. Unless a Company Adverse Recommendation Change (as defined in Section 5.3(d)) shall have occurred prior to the mailing of the Proxy Statement to the Company’s shareholders, the Company shall include in the Proxy Statement the unanimous recommendation of the Board of Directors that the shareholders of the Company vote in favor of the adoption of this Agreement and the written opinion of Deutsche Bank, dated as of the date hereof, to the effect set forth in Section 3.16. Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall use its reasonable best efforts to resolve, in consultation with Parent, all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement to be mailed to the Company’s shareholders as soon as practicable after the Proxy Statement is cleared by the SEC. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable (i) notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and (ii) provide Parent with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. No amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent.

(b) As soon as reasonably practicable following the date the Proxy Statement is cleared by the SEC, the Company, acting through its Board of Directors, shall duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of adopting this Agreement (the “Company Shareholders Meeting”), which meeting shall be held on a date no later than the date that is thirty business days following the date the Proxy Statement is first mailed to the Company’s shareholders. The Company shall take all action necessary in accordance with applicable Law, the Company’s articles of organization and the Company’s by-laws to duly call, give notice of and convene the Company Shareholders Meeting, and shall not postpone or adjourn such meeting except to the extent required by applicable Law. Unless the Board of Directors of the Company has made a Company Adverse Recommendation Change or has entered into a Company Acquisition Agreement (as defined in Section 5.3(d)) as permitted by this Agreement, the Company shall use its reasonable best efforts to solicit from holders of shares of Company Common Stock entitled to vote at the Company Shareholders Meeting proxies in favor of adoption of this Agreement and to secure the vote or consent of such holders required by the MBCA or this Agreement to effect the Merger.

SECTION 5.2 Conduct of Business.

(a) Except as expressly contemplated by this Agreement or as required by applicable Law or as expressly contemplated by Section 5.2 of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents (which consent shall not be unreasonably withheld or delayed), the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, conduct its and their respective businesses in the ordinary course consistent with past practice and preserve intact its and their present business organizations, keep available the services of its and their present executive officers and key employees, preserve its and their relationships with Governmental Authorities and Persons having significant business dealings with the Company or any of its Subsidiaries and take no action which would adversely affect or delay in any material respect the ability of either Parent or the Company to obtain any necessary approvals of any Governmental Authority required for the Transactions.

(b) During the period from the date of this Agreement until the Effective Time, neither the Company nor its Subsidiaries shall, unless Parent otherwise consents in writing (which written consent shall not be unreasonably withheld or delayed):

(i) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of capital stock of the Company or any of its Subsidiaries, or any rights, warrants or options to purchase any shares of capital stock of the Company or any of its Subsidiaries, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its Subsidiaries or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities; provided that the Company may issue shares of Company Common Stock upon the exercise of Options that are outstanding on the date of this Agreement; (B) reclassify, split, combine, subdivide, redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, other than Options or shares of Company Restricted Stock pursuant to arrangements in effect on the date hereof and disclosed in the Company Disclosure Schedule as of the date of this Agreement; (C) declare, set aside for payment, make or pay any dividend on, or make any other distribution in respect of (whether such dividend or distribution is payable in cash, stock property or otherwise), any shares of its capital stock; (D) split, combine, subdivide or reclassify any shares of its capital stock; (E) enter into or modify any agreement with respect to the voting of the Company or any of its Subsidiaries capital stock; or (F)

amend any material term of any security of the Company or any of its Subsidiaries;

(ii) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, other than amounts not in excess of $100,000 in the aggregate outstanding at any time and borrowings in the ordinary course consistent with past practice of business pursuant to existing lines of credit;

(iii) make any loans or advances to, or investment in, any Person in excess of $1,000,000 in the aggregate other than loans or advances between any of the Company’s Subsidiaries or between the Company and any of its Subsidiaries and advances of reasonable and customary expenses made to officers, directors and employees pursuant to existing indemnification obligations in compliance with applicable Laws;

(iv) create or incur any Lien other than Permitted Liens which arise in the ordinary course of business consistent with past practice;

(v) sell, transfer, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, otherwise dispose of, or agree to sell, transfer, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of, any of its material properties, assets, licenses, operations, rights, product lines, businesses or interests therein (including Intellectual Property) except (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in force on the date of this Agreement, (C) dispositions of obsolete or worthless assets or (D) transfers among the Company and its Subsidiaries;

(vi) let lapse, abandon or cancel any Material Intellectual Property owned by the Company or its Subsidiaries, except if consistent with reasonable business judgment, such Intellectual Property is no longer useful to the Company or any of its Subsidiaries;

(vii) make capital expenditures in excess of $250,000 in the aggregate which are not budgeted for in the Company’s current business plan as disclosed in the Company Disclosure Schedule as of the date of this Agreement;

(viii) make any acquisition (including by merger) of the capital stock or assets (except for ordinary course purchases of inventory or similar goods consistent with past practice) of any other Person;

(ix) mortgage or pledge any of its material assets or properties;

(x) merge or consolidate with any other Person in any transaction;

(xi) form or commence the operations of any business or any corporation, partnership, limited liability company, joint venture, business association or other business organization or division thereof that would be material to the Company and its Subsidiaries as a whole;

(xii) increase the salary, bonus or compensation of any directors, officers or employees of the Company or any of its Subsidiaries except for normal increases as a result of promotions of non-officer employees, in each case in the ordinary course of business and consistent with past practices or as required by applicable Law, or make any other change in employment terms for any such Persons or promote any Person to a position that is an officer (for purposes of this Section 5.1, an “officer” shall be deemed to be any employee of the Company or any of its Subsidiaries with a title of Director (or any equivalent thereof) or higher);

(xiii) pay any bonus to any director, officer of employee; provided, however, that if the Effective Time occurs after March 30, 2008 then the Company may, in accordance with the terms and pursuant to the conditions set forth in the Company Plans as exist on the date hereof and after providing a copy of such calculations to Parent pay bonuses to the extent earned and accrued;

(xiv) enter into any new, or amend any existing, employment agreement, or enter into any new, or amend any existing, severance agreement or other Contract that would result in any payment or benefit to, any director, officer or employee of the Company or any Subsidiary or enter into any new, or amend any existing, Company Plans of the Company or any of its Subsidiaries;

(xv) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(xvi) make or change any Tax election, request any private letter ruling or similar Tax determination letter, enter into any closing agreement (other than a closing agreement with respect to the resolution of the current IRS audit described on Section 3.10 of the Company Disclosure Schedule) or settle or compromise any Tax liability involving amounts in excess of $100,000 in the aggregate, in each case, other than in the ordinary course of business;

(xvii) make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xviii) amend the Company Charter Documents or the governing documents of any of the Company’s Subsidiaries;

(xix) enter into, amend or cancel any lease of real property with annual payment obligations in excess of $250,000;

(xx) other than in the ordinary course of business consistent with past practice, enter into, amend or cancel any Material Contract or Material Intellectual Property Contract or Contract that would be a Material Contract if entered into as of the date hereof;

(xxi) pay, discharge, settle or satisfy any claims in any Litigation (whether absolute, accrued, asserted or unasserted, contingent or otherwise) involving amounts in excess of $100,000 in the aggregate or involving injunctive relief;

(xxii) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xxiii) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xxiv) agree in writing to take any of the foregoing actions.

SECTION 5.3 No Solicitation.

(a) The Company shall not, and shall cause its Subsidiaries and their respective directors, officers and employees not to, and shall use its best efforts to instruct and cause each investment banker, financial advisor, attorney, accountant or other advisor, agent and representative retained by the Company or any Subsidiary (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, cause, encourage, or knowingly take any other action to facilitate, the making of any Takeover Proposal or any inquiry, offer or proposal that may reasonably be expected to lead to a Takeover Proposal or (ii) other than referring Persons to a publicly available copy of this Section 5.3, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Takeover Proposal or any inquiry, offer or proposal that may reasonably be expected to lead to, a Takeover Proposal. The Company shall, and shall cause its Subsidiaries and instruct its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person previously conducted with respect to any Takeover Proposal and will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Takeover Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(b) Notwithstanding anything to the contrary in the foregoing paragraph, at any time prior to obtaining the Company Shareholder Approval, in response to a Takeover Proposal that was not solicited by the Company in breach of Section 5.3(a), the Company may (i) furnish information with respect to the Company and its Subsidiaries to the Person making a bona fide Takeover Proposal providing for the acquisition of more than 50% of the consolidated assets or total voting power of the equity securities of the Company (and such Person’s Representatives) pursuant to a confidentiality agreement no less restrictive of such Person than the Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent prior to or substantially concurrent with the time it is provided or made available to such Person, as the case may be, and (ii) participate in discussions or negotiations with the Person making such a Takeover Proposal (and its Representatives) regarding such Takeover Proposal; provided that prior to providing any such information or participating in any such discussions or negotiations, (A) the Board of Directors of the Company, after consultation with and having considered the advice of its independent financial advisor, determines in good faith that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and (B) the Board of Directors of the Company, after consultation with and having considered the advice of outside legal counsel, determines in good faith that failure to take such action would result in a reasonable probability that the Board of Directors of the Company would breach its fiduciary duties under applicable Law.

(c) Upon receipt of any Takeover Proposal, the Company shall provide prompt (but in no event less than twenty-four hours after receipt of any Takeover Proposal) written notice to Parent of the receipt of any such Takeover Proposal, indicating in connection with such notice the material terms and conditions of such Takeover Proposal, the identity of such Person making any such Takeover Proposal and the Company’s current intention with respect to furnishing information to, or entering into discussions or negotiations with, such Person, and thereafter shall promptly keep Parent informed of the status and material terms of any such Takeover Proposal.

(d) Except as expressly permitted by this Section 5.3(d), the Board of Directors of the Company shall not (i)(A) withhold, withdraw, qualify or modify, or propose publicly to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the unanimous recommendation of the Board of Directors of the Company that the shareholders of the Company adopt this Agreement (the “Company Board Recommendation”) or (B) approve or recommend or propose publicly to approve or recommend, any transaction involving a Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve, authorize, permit or cause the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle or merger, acquisition or similar agreement with respect to any Takeover Proposal (other than a confidentiality agreement that complies with Section 5.3(b)) (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing, but subject to Section 5.3(c), if prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company makes a determination that it has received a Superior Proposal, and after consultation with and having considered the advice of outside legal counsel determines in good faith that failure to take such action would result in a reasonable probability that the Board of Directors of the Company would breach its fiduciary duties under applicable Law, the Board of Directors of the Company may make a Company Adverse Recommendation Change, and (after taking the steps required below) the Company or its

Subsidiaries may enter into a Company Acquisition Agreement with respect to such Superior Proposal, if the Company shall have complied with the provisions of this Section 5.3(d) and, concurrently with entering into such Company Acquisition Agreement, shall have terminated this Agreement pursuant to Section 7.1(d)(ii) and paid all amounts payable under Section 7.3, but the Company or its Subsidiaries may only enter into a Company Acquisition Agreement with respect to such Superior Proposal at a time that is on or after the fifth day (or the third day, in the case of a material amendment to a Superior Proposal) following Parent’s receipt of written notice advising Parent that the Board of Directors of the Company is prepared to accept a Superior Proposal. Such written notice shall specify the material terms and conditions of such Superior Proposal (and include a copy of any proposed agreements, understandings or other accompanying documentation related thereto), identify the Person making such Superior Proposal and state that the Board of Directors of the Company intends to authorize the Company to and cause the Company to enter into the Company Acquisition Agreement attached thereto. During such five-day period (or three-day period in the case of a material amendment), the Company shall negotiate in good faith with Parent in order to provide an opportunity for Parent to propose such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors of the Company to proceed with the Transactions contemplated by this Agreement.

(e) For purposes of this Agreement:

“Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries), directly or indirectly, whether in one transaction or a series of transactions, relating to any (A) direct or indirect acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock or (D) merger, consolidation, share exchange, business combination, joint venture, recapitalization, liquidation, dissolution, reorganization or similar transaction involving the Company, in each case, other than the Transactions.

“Superior Proposal” means an unsolicited, bona fide written proposal or offer to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the equity securities of the Company or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions which the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel and a financial advisor of national reputation and in light of all relevant circumstances, including (i) all the terms and conditions of such proposal and this Agreement, (ii) any proposed changes to this Agreement that may be proposed by Parent in response to such Superior Proposal, (iii) whether, in the good faith judgment of the Board of Directors of the Company, the third party is reasonably able to finance the alternative transaction, and (iv) the ability and timing for satisfaction of the conditions to closing the Merger and such alternative transaction) to be more favorable to the

Company’s shareholders, from a financial point of view, than the Merger and the other Transactions (on the most recently amended or modified terms, if amended or modified).

(f) Nothing in this Section 5.3 shall prohibit the Board of Directors of the Company from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, or other applicable Law, if such Board determines in good faith, after consultation with outside counsel, that making such disclosure is necessary for the Company or the members of the Company’s Board of Directors to comply with its or their disclosure obligations under applicable Law; provided, however, that neither the Company nor its Board of Directors shall, except as specifically contemplated by Section 5.3(b), make a Company Adverse Recommendation Change (it being understood and agreed that any “stop, look and listen” communication required to be provided by the Board of Directors to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not constitute a Company Adverse Recommendation Change and any such communication shall publicly affirm the Company Board Recommendation). In addition, it is understood and agreed that, for purposes of this Agreement (including Article VII), a factually accurate public statement by the Company that only describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto shall not be deemed a withdrawal, qualification or modification, or proposal by the Board of Directors of the Company to withdraw, qualify or modify, such Board’s recommendation of this Agreement or the Transactions, or an approval or recommendation with respect to such Takeover Proposal, so long as such statement publicly affirms the Company Board Recommendation.

SECTION 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, reasonably necessary, to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, as promptly as practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party reasonably necessary to consummate the Transactions and (iii) obtain all approvals, consents, authorizations or other confirmation from any third party in connection with any Contract to which the Company or any of its Subsidiaries is a party. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a United States or federal or state Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within five business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) the Company and Parent shall each use its reasonable best efforts to (x) take all action reasonably necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action reasonably necessary to enable the Transactions to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(c) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any governmental inquiry, investigation or proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any communication received or given by a private party in connection with any governmental inquiry, investigation or proceeding, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with any governmental inquiry, investigation or proceeding with respect to the Transactions. Subject to applicable Laws relating to the exchange of information, each party shall have the right to attend or be promptly and fully informed following material conferences and meetings between the other party and regulators concerning the Transactions.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions. Without limiting any other provision hereof, Parent and the Company shall each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the Transactions.

(e) Notwithstanding anything to the contrary in this Section 5.4, neither Parent nor the Company shall be required in order to resolve any objections asserted by any

Governmental Authority with respect to the Transactions to divest or agree to the divestiture of any businesses, product lines or assets, or take or agree to take any other action or agree to any limitation or restriction, that the Board of Directors of Parent reasonably determines in good faith, after considering the advice of its management and legal and financial advisors, (i) would have, or would reasonably be expected to have, individually or in the aggregate, (A) a Material Adverse Effect or (B) a change, circumstance, event, occurrence or effect on Parent, the Company and/or any of their respective subsidiaries that would constitute a Material Adverse Effect if it were to occur with respect to a comparable amount of assets, licenses, operations, rights, product lines, businesses or interest therein of the Company and its Subsidiaries or (ii) would materially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the Transactions.

SECTION 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions (other than, in the case of Parent, in connection with a Takeover Proposal or Superior Proposal) without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange or Nasdaq as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

SECTION 5.6 Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s properties, books, Contracts, records and employees, and the Company shall furnish promptly to Parent (i) a copy of each report, schedule and other document filed by it pursuant to the requirements of Federal or state securities Laws and (ii) other information concerning its business and properties as Parent may reasonably request; provided, however, that (i) no information provided pursuant to this Section 5.6 shall affect or be deemed to modify any representation or warranty made by the Company herein and (ii) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment after consultation with outside legal counsel, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party (if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure) or jeopardize the protection of an attorney-client privilege (if the Company shall have used its reasonable best efforts to enter into an agreement that would preserve such privilege). Until the Effective Time, the information provided will be subject to the terms of the Confidentiality Agreement.

SECTION 5.7 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions.

(b) Between the date hereof and the Effective Time, Parent will confer in good faith on a regular basis with one or more representatives of the Company designated to Parent regarding satisfaction of the conditions to Closing set forth in Article VI of this Agreement. Parent acknowledges that the Company does not and will not waive any rights it may have under this Agreement as a result of such consultations. If any event or matter arises after the date of this Agreement which, if existing or occurring at the date of this Agreement, (i) would have been required to be set forth or described by the Company in the Company Disclosure Schedule or (ii) would have caused a representation or warranty in Article III or Article IV hereof, as applicable, to be violated as of such date, then the Company or Parent, as applicable, shall, for informational purposes only, deliver to Parent or the Company, as applicable, updated disclosures to reflect such event or matter as of the Effective Time (except that with respect to Section 3.7, the IRS audit disclosed on Section 3.10 of the Company Disclosure Schedule or any notification from a Governmental Authority with respect to federal licensing matters, then the Company shall, for informational purposes only, deliver to Parent updated disclosures to reflect such event or matter on or before the first business day following the tenth day after the end of each month prior to the Effective Time and at the Effective Time); provided, however, that such supplemental disclosure shall not be required to disclose any such event or matter and the Company Disclosure Schedule shall not be required to be updated with respect to representations or warranties that are expressly made as of a specific date. Notwithstanding anything to the contrary in this Section 5.7(b), the receipt or acceptance by Parent of any updated Company Disclosure Schedule shall not constitute a waiver of any inaccuracies or breaches of any representation or warranty made or to be made by the Company, shall not be deemed disclosed for purposes of determining satisfaction of the condition contained in Section 6.2(a), and shall not prevent Parent from terminating this Agreement pursuant to Section 7.1(c)(i) at any time at or prior to the Closing Date in accordance with the terms of this Agreement.

(c) If any event or matter arises after the date of this Agreement that has had, or would reasonably be expected to have, a Material Adverse Effect, the Company shall promptly after becoming aware of such event or matter communicate the occurrence of such event or matter to Parent and in any event shall communicate such event or matter to Parent in writing within five days of first becoming aware of such event or matter. Notwithstanding anything to the contrary in this Section 5.7(c), the receipt or acceptance by Parent of any such communication shall not constitute a waiver of any inaccuracies or breaches of any representation or warranty made or to be made by the Company, shall not be deemed disclosed for purposes of determining satisfaction of the condition contained in Section 6.2(a), and shall not prevent Parent from terminating this Agreement pursuant to Section 7.1(c)(i) at any time at or prior to the Closing Date in accordance with the terms of this Agreement. The Company shall use reasonable best efforts to promptly furnish to Parent notification of any pending or threatened bankruptcy or similar proceeding known to the Company involving any party to any Material Contract.

SECTION 5.8 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause (including by providing adequate funding to) the Surviving Corporation to, and the Surviving Corporation shall (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and shall also advance expenses as incurred to the fullest extent permitted by applicable law (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including acts or omissions occurring in connection with the Transactions), to the fullest extent permitted under the MBCA, and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, in each case as provided in (x) the Company Charter Documents and the organizational documents of such Subsidiaries as currently in effect and (y) the indemnification agreements listed in Section 5.8(a) of the Company Disclosure Schedule, which shall survive the Transactions and continue in full force and effect in accordance with their respective terms, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification; and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the MBCA or the Company Charter Documents, the organizational documents of the Company’s Subsidiaries or the indemnification agreements listed in Section 5.8(a) of the Company Disclosure Schedule, as the case may be, shall be made by independent counsel selected by the Surviving Corporation. Parent agrees to consult with independent legal counsel selected by the Indemnitee in connection with any determination required to be made with respect to whether an Indemnitee’s conduct complies with the standards set forth in the MBCA or the Company Charter Documents, the organizational documents of the Company’s Subsidiaries or the indemnification agreements listed in Section 5.8(a) of the Company Disclosure Schedule, as the case may be.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.8, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall use its reasonable best efforts to cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in the Company Disclosure Schedule.

(d) If the “tail” insurance described in Section 5.8(c) is not obtained, for the six-year period commencing immediately after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Persons who are currently (and any additional Persons who at or prior to the Effective Time were or become) covered by the Company’s directors’ and officers’ liability insurance policies on terms with respect to such coverage, and in amount, not less favorable to such individuals than those of such policies in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time); provided, however, that, if the aggregate premiums for such insurance shall exceed 300% of the current aggregate annual premium, then Parent shall provide or cause to be provided policies for the applicable individuals with the best coverage as shall then be available at an annual premium of 300% of the current aggregate annual premium and; provided further, that any substitution or replacement of existing policies shall not result in any gaps or lapses of coverage with respect to facts, events, acts or omissions occurring at or prior to the Effective Time.

(e) The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives, but only after the Effective Time, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

SECTION 5.9 Fees and Expenses. Except as provided in Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

SECTION 5.10 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable law.

SECTION 5.11 Employee Matters.

(a) Parent shall continue at least through December 31, 2007 to provide to individuals who are employed by the Company or its Subsidiaries as of the Effective Time and who remain employed by the Company or any of its Subsidiaries immediately after the Effective Time (the “Company Employees”) with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits that the Company provided immediately before the Effective Time to rank-and-file employees generally under the Company Plans (except for compensation and benefits under any equity compensation plans or any deferred compensation plans (other than any 401(k) plans)). To the same extent service was recognized under the Company Plans, Parent or one of its Subsidiaries shall recognize the service of Company Employees with the Company prior to the Effective Time as service with Parent and its Subsidiaries in connection with participation in any 401(k) plan and any welfare benefit plans and policies (including vacations and holiday policies) made available to Company Employees by Parent or one of its Subsidiaries following the Effective Time for purposes of satisfying any service requirements related to waiting periods, vesting periods and eligibility periods and any requirements for any benefits related to seniority (but excluding benefit accruals under any pension plans or rights to post-retirement medical benefits or post-retirement life insurance benefits). Parent will (i) allow the Company Employees to continue to participate in the Company Plans which provide medical benefits to such employees at the Effective Time and which are shown on Schedule 5.11(a) (each a “Company Medical Plan”) through December 31, 2007 and (ii) (A) provide coverage under a replacement plan or plans for each Company Medical Plan effective January 1, 2008 and either waive (if a replacement plan is self-insured) or use commercially reasonable efforts to cause an insurance company to waive (if a replacement plan is insured) under any such replacement plan all limitations as to pre-existing and at-work conditions, if any, with respect to any participation and coverage requirements applicable to each Company Employee who was a participant in a Company Medical Plan on December 31, 2007 to the same extent such limitations were not applicable under the Company Medical Plans and (B) provide a credit for 2008 under any replacement plan to each Company Employee for any co-payments, deductibles and out-of-pocket expenses paid by such employee under a Company Medical Plan during the plan year for a Company Medical Plan which ends on December 31, 2007 unless there were more than 12 calendar months in such plan year.

(b) Notwithstanding the foregoing, nothing contained herein shall (1) be treated as an amendment of any particular Company Plan, (2) give any third party any right to enforce the provisions of this Section 5.11 or (3) obligate Parent, the Surviving Corporation or any of their Affiliates to (i) maintain any particular Company Plan or (ii) retain the employment of any particular employee.

(c) From and after the Effective Time, Parent shall, or shall cause the Company to, make payments to the employees identified on Schedule 5.11(c) in such amounts and on the terms and subject to the conditions set forth therein.

(d) Prior to making any written or material oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(e) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company’s 1992 and 2001 Employee Stock Purchase Plans (the “ESPPs”)), shall adopt such resolutions or take such other actions as may be required to provide that with respect to the ESPPs (A) participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement, (B) no purchase period shall be commenced after the date of this Agreement, (C) each participant’s outstanding right to purchase shares of Company Common Stock under the ESPPs shall be suspended immediately following the end of the purchase period in effect on the date of this

Agreement or if earlier, each participant’s outstanding right to purchase shares of Company Common Stock under the ESPPs shall terminate on the day immediately prior to the day on which the Effective Time occurs; provided that, in either case, all amounts allocated to each participant’s account under the ESPPs as of such date shall thereupon be used to purchase from the Company whole shares of shares of Company Common Stock at the applicable price for the then outstanding purchase period and (D) the ESPPs shall terminate immediately prior to the Effective Time.

SECTION 5.12 Delisting. The Company shall cooperate with Parent and use its reasonable best efforts to cause the Company’s securities to be de-listed from The NASDAQ Stock Market and de-registered under the Exchange Act as soon as practicable following the Effective Time.

SECTION 5.13 No Rights Plan. The Company shall not adopt, and shall cause its Subsidiaries not to adopt, any shareholders’ rights agreement or any similar plan or agreement that limits or impairs the ability of any person to purchase or become the direct or indirect beneficial owner of, shares of Company Common Stock or any other equity or debt securities of the Company or any of its Subsidiaries.

SECTION 5.14 Securities and Instruments.

(a) Prior to the Effective Time the parties shall cause their respective representatives to consult with each other regarding the tax treatment of the Notes, the Warrants and the Convertible Note Hedge, and the Company shall not take any actions reasonably likely to jeopardize the treatment of the Notes, the Warrants and the Convertible Note Hedge as a synthetic debt instrument for United States Federal income Tax purposes without Parent’s prior written consent.

(b) Prior to the Effective Time the Company shall not amend, modify or terminate any agreement or contract entered into in connection with the Warrants or the Convertible Note Hedge, or agree to do so, without Parent’s prior written consent.

(c) Prior to the Effective Time the Company shall not amend, modify or terminate the indenture and other agreements with third parties relating to the Notes, or agree to do so, or fail to perform its obligations pursuant to such indenture and agreements, without Parent’s prior written consent.

(d) For the avoidance of doubt, no provision of this Section 5.14 shall prohibit the Company from complying with the terms of the indenture and other agreements with third parties governing the Notes, the Warrants or the Convertible Note Hedge.

ARTICLE VI

Conditions Precedent

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority in the United States (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

SECTION 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties in Sections 3.2, 3.3(a), 3.15(d), 3.18 and 3.19 shall be true and correct in all material respects, at the time made and as of the Closing Date as if made at and as of such time (except, in each case, to the extent expressly made as of an earlier date, in which case as of such earlier date). All other representations and warranties entertained in Article III, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the date hereof and the Closing Date as if made on and as of the Closing Date, (or, if given as of a specific date, at and as of such date), except where the failure or failures to be so true and correct have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect. Any supplemental disclosures pursuant to Section 5.7(b) or (c) shall be disregarded for purposes of this Section 6.2(a).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Material Adverse Effect.

SECTION 6.3 Conditions to Obligations of the Company . The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement, without giving effect to any supplemental disclosures otherwise permitted pursuant to Section 5.7(b) or (c) and disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct as of the date hereof and the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure or failures to be so true and correct have not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

ARTICLE VII

Termination

SECTION 7.1 Termination. This Agreement may be terminated by written notice and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors;

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before the 150th day following the date of this Agreement (the “Walk-Away Date”); provided, however, that if on the Walk-Away Date the condition to Closing set forth in Section 6.1(b) shall not have been satisfied but all other conditions to Closing shall be satisfied or shall be capable of being satisfied, then the Walk-Away Date shall be extended to the 180th day following the date of this Agreement; provided further, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Walk-Away Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable; provided, however, that the party terminating this Agreement pursuant to this Section 7.1(b)(ii) shall have complied with Section 5.4; or

(iii) if (A) the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or any adjournment or postponement thereof or (B) the number of shares of

Company Common Stock represented in person or by proxy at the Company Shareholders Meeting or any such adjournment or postponement shall be less than the minimum number of shares of Company Common Stock necessary to constitute a quorum for the transaction of business at the Company Shareholders Meeting;

(c) By Parent,

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) cannot be cured by the Walk-Away Date or, if curable, has not been cured in all material respects prior to the earlier to occur of (x) the Walk-Away Date and (y) the date that is 30 days after written notice thereof shall have been given to the Company; or

(ii) if (A) the Board of Directors of the Company (x) shall have made a Company Adverse Recommendation Change or (y) causes the Company to enter into a Company Acquisition Agreement with respect to a Takeover Proposal, or (B) either (I) the Company shall have failed to duly notice, convene and hold the Company Shareholders Meeting prior to the time required by Section 5.1(b), or (II) the minimum number of shares of Company Common Stock necessary to constitute a quorum for the transaction of business shall have been represented in person or by proxy at the Company Shareholders Meeting, and the Company shall have failed to take a vote of shareholders on the Merger and this Agreement at such Company Shareholders Meeting, or (C) at any time following receipt of a Takeover Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable after receipt of any written request to do so from Parent (but in any event prior to the earlier of (x) the date prior to the date of the Stockholders Meeting and (y) ten Business Days after the Company’s receipt of such Takeover Proposal); or

(iii) if a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 50% or more of the outstanding shares of Company Common Stock is publicly disclosed (other than by Parent or an affiliate of Parent) and the Company’s Board of Directors either recommends that the shareholders of the Company tender their shares in such tender offer or exchange offer or fails prior to the earlier of (x) the date prior to the date of the Stockholders Meeting and (ii) ten Business Days after the commencement of such tender offer or exchange offer to unequivocally recommend that the shareholders of the Company not tender their shares in such tender offer or exchange offer; or

(d) By the Company,

(i) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3 and (B) cannot be cured or shall not have been cured in all material respects within 30 days after written notice thereof shall have been received by the Parent (for purposes of clarity, a termination by the Company pursuant to this Section 7.1(d)(i) shall not, in and of itself, constitute a Company Adverse Recommendation Change); or

(ii) if it enters into a definitive Company Acquisition Agreement providing for a Superior Proposal in compliance with Section 5.3(d) and pays the Termination Fee pursuant to Section 7.3(a).

SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 5.9, 7.2 and 7.3, Article VIII and the last sentence of Section 5.6, and the Confidentiality Agreement in accordance with its terms, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (i) the Company may have liability as provided in Section 7.3, and (ii) nothing in this Section 7.2 shall relieve any party from liability for fraud or any willful breach of this Agreement.

SECTION 7.3 Termination Fee.

(a) If (x) Parent exercises its right to terminate this Agreement under Section 7.1(c)(ii) or Section 7.1(c)(iii), or (y) the Company exercises its right to terminate this Agreement under Section 7.1(b)(i) or (iii) at a time when Parent is entitled to terminate this Agreement pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iii), or (z) the Company exercises its right to terminate this Agreement under Section 7.1(d)(ii), the Company shall pay to Parent (i) $52,500,000 (the “Termination Fee”) and (ii) all reasonable documented out-of-pocket fees and expenses (including, without limitation, reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by Parent in connection with the Transactions or related to the authorization, preparation, negotiation, financing, execution and performance of this Agreement and the transactions contemplated hereby up to a maximum amount of $6,000,000 (the “Parent Expenses”). Payments under this Section 7.3(a) shall be made concurrently with termination under Section 7.1(b)(i) or (iii) or Section 7.1(d)(ii) and, in the case of a termination under Section 7.1(c)(ii) or (c)(iii), within five business days of Parent’s demand therefor.

(b) If (i) either Parent or the Company exercises its right to terminate this Agreement under Section 7.1(b)(i) or 7.1(b)(iii) or Parent exercises its right to terminate this Agreement under Section 7.1(c)(i), and (ii) prior to such termination the Company or any of its Subsidiaries has received an Alternative Proposal (or an Alternative Proposal or an

intention to make an Alternative Proposal has been publicly announced), then the Company shall pay to Parent the Parent Expenses within five business days of Parent’s demand therefor. In addition, if within twelve months after the termination of this Agreement as described in the previous sentence, the Company consummates any Alternative Proposal or enters into an Acquisition Agreement relating to any Alternative Proposal and subsequently consummates such Acquisition Proposal within eighteen months after termination of this Agreement, then the Company shall pay to Parent the Termination Fee within five business days of Parent’s demand therefor.

(c) For purposes of this Agreement, “Alternative Proposal” means, other than the Transactions, any offer or proposal with respect to (i) a merger, consolidation, business combination, reorganization, recapitalization, joint venture, liquidation, dissolution or similar transaction involving the Company pursuant to which the shareholders of the Company, immediately prior to such transaction, would own less than 75% of the voting equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (ii) any purchase or other acquisition of 50% or more of the consolidated assets of the Company or (iii) any purchase or other acquisition (by tender offer, exchange offer or otherwise) of 50% or more of the outstanding voting equity securities of the Company.

(d) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment. Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any of the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company, the Company shall pay to Parent its reasonable fees and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(e) Notwithstanding anything to the contrary contained herein, in no event shall the Company be obligated to make more than one payment of the Parent Expenses or the Termination Fee.

ARTICLE VIII

Miscellaneous

SECTION 8.1 No Survival of Representations and Warranties. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements that contemplate performance after the Effective Time shall survive the Effective Time and those set forth in Sections 5.9, 7.2 and 7.3 and this Article VIII shall survive termination indefinitely. The

Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

SECTION 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of duly authorized officers of the parties hereto; provided, however, that following approval of the Transactions by the shareholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.

SECTION 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions, but in any such case, only by means of a writing duly executed by the party to be charged. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, that Merger Sub may freely assign its rights to a Subsidiary of Parent without such prior written approval, but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

SECTION 8.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Company Disclosure Schedule, the exhibits hereto, the documents and instruments relating to the Merger referred to herein and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) are not intended to and shall not confer upon any Person other than the parties hereto any rights, benefits or remedies except, after the Effective Time, the right to receive the Merger Consideration pursuant to Section 2.2 and the provisions of Section 5.8, it being agreed by the parties that the rights created thereby shall not arise unless and until the Effective Time occurs. Parent and Merger Sub shall be jointly and severally liable for the breach of this Agreement by either Parent or Merger Sub.

SECTION 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, (i) for purposes of Article I, Article II and provisions relating to the fiduciary duties of the board of directors of the Company and the MBCA, the Laws of the Commonwealth of Massachusetts (without regard to its principles of conflicts of laws), applicable to contracts executed in and to be performed entirely within that Commonwealth and (ii) in respect of all other provisions of this Agreement, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within such State.

(b) Each party irrevocably and unconditionally (i) consents to submit to the jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware for any action, suit or proceeding arising out of or relating to this agreement (and each party irrevocably and unconditionally agrees not to commence any such action, suit or proceeding except in such courts), (ii) waives any objection to the laying of venue of any such action, suit or proceeding in any such courts and (iii) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(c) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

SECTION 8.8 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of Delaware and of the United States of America located in the State of Delaware, without bond or other security being required.

SECTION 8.9 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given upon receipt if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, New Jersey 07417
Attention:	David S. Machlowitz
Facsimile:	(201) 269-1109

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	James C. Morphy
Matthew G. Hurd
Facsimile:	(212) 558-3588

If to the Company, to:

PolyMedica Corporation
701 Edgewater Drive, Suite 360
Wakefield, Massachusetts 01880
Attention:	Devin J. Anderson
Facsimile:	(781) 933-7992

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
Attention:	James Westra, Esq.
Steven M. Peck, Esq.
Facsimile:	(617) 772-8333

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. Any notices, requests and other communications received after 5 P.M. in the place of receipt shall be deemed received on the next succeeding business day in the place of receipt.

SECTION 8.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.11 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“business day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of August 9, 2007 between Parent and the Company, as such agreement may be amended from time to time.

“Convertible Note Hedge” means the transactions entered into pursuant to (1) that certain confirmation between the Company and Bank of America, N.A., dated September 13, 2006 and carrying the Bank of American, N.A. Reference Number 24058 and (2) that certain confirmation between the Company and Deutsche Bank AG acting through its London branch (“DB”), dated September 13, 2006 and carrying the DB Reference Number NY-NY-OC 130732-1.

“Environmental Laws” means any and all federal and state Laws for the protection of the environment, natural resources or human health and safety, including regulations, rules, standards and Permits issued by any court, administrative agency or commission or other Governmental Authority under such laws, and shall include without limitation the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. §§ 9601 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.) the Safe Drinking Water Act (42 U.S.C. §§ 300f et seq.), and their state and local counterparts and any and all Laws, regulations or otherwise relating to Hazardous Materials, pollution, or contamination of the environment.

“Environmental Claim” means any claim (including contractual claims and indemnification claims), action, cause of action, investigation or notice (written or oral) that would reasonably be expected to result in liability to, or expenditures by, in either case, outside the ordinary course of business, the Company or any of its Subsidiaries in excess of $50,000 by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) based on or resulting from (i) the presence, or Release into the environment, of any Hazardous Material at any location, currently or formerly owned, operated, used or leased by the Company or any of its Subsidiaries, as applicable, or (ii) circumstances forming the basis of any violation, or alleged violation, of or other liability arising under any Environmental Law.

“Environmental Liabilities” with respect to any Person, shall mean any and all liabilities (including those based on strict liability) of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, including contractual, which (i) arise under applicable Environmental Laws or with respect to Hazardous Materials and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“Hazardous Material” shall mean all pollutants, all contaminants, and all substances, mixtures, chemicals, wastes, products, by products, or materials in any form or condition listed, characterized or otherwise regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law or the presence of which in the environment is prohibited limited, regulated, or can serve as the basis of liability including (i) petroleum, petroleum products, petroleum wastes, asbestos or polychlorinated biphenyls and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

“Health Care Laws” shall mean any and all federal and state Laws regarding healthcare or the delivery of medical services, including (i) all rules and regulations of the Medicare and Medicaid programs, and any other federal or state health care programs; (ii) all Laws relating to health care fraud and abuse, including (A) the Anti-Kickback Law, 42 U.S.C. § 1320a 7b(b), (B) the Federal Civil Monetary Penalties statute, 42 U.S.C. § 1320a 7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., (D) the False Claims Act, 31 U.S.C. § 3729 et seq., (E) any and all parallel state Laws relating to health care fraud and abuse; and (F) any other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; (iii) federal or state Laws relating to billing or claims for reimbursement submitted to any third party payor; (iv) federal or state Laws relating to the practice of medicine, nursing, pharmacy, and any other healthcare-related profession, occupation, or activity (including, without limitation, product distribution and dispensing); (v) federal or state Laws related to the provision of laboratory services; (vi) the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, the Controlled Substances Act, the Poison Prevention Packaging Act, and all other federal and state Laws relating to the manufacture, purchase, sale, packaging, repackaging, labeling, advertising, handling, provision, distribution, prescribing, compounding, dispensing, importation, exportation, or disposal of any medical equipment, supplies, devices or similar products or services, any drugs or drug-related products, or any listed chemicals or related products of any kind bought or sold by the Company or any of its Subsidiaries; and (vii) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended, and any rules or regulations promulgated thereunder.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Knowledge” shall mean, in the case of the Company, the actual knowledge after due inquiry and investigation, as of the date of this Agreement, of the individuals listed on Exhibit C.

“Notes” means the Company’s 1.0% Convertible Subordinated Notes due September 15, 2011.

“Permitted Liens” shall mean (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, covenants, restrictions and other similar encumbrances of record as of the date hereof, (v) easements, rights-of-way, covenants, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, (vii) any purchase money security interests, equipment leases or similar financing arrangements, and (viii) any Liens securing obligations under $250,000.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Recognized Channel” refers generally to the legal department, compliance department, and human resources department, as well as pharmacists-in-charge, the persons listed on Exhibit C hereto, and any other employee of the Company or any of its Subsidiaries with a title of Vice President (or any equivalent thereof) or higher.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, emitting, emptying, escaping, dumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property or the abandonment of tanks, drums, or other closed receptacles containing any Hazardous Materials.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger.

“Warrants” means the transactions entered into pursuant to (1) that certain confirmation between the Company and Bank of America, N.A., dated September 13, 2006 and carrying the Bank of America, N.A., Reference Number 24060 and (2) that certain confirmation between the Company and DB and carrying the DB Reference Number NY-NY-OC 130731-1.

SECTION 8.12 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MEDCO HEALTH SOLUTIONS, INC.

By:	/s/ David B. Snow, Jr.
Name:	David B. Snow, Jr.
Title:	Chairman & CEO

MACQ CORP.

By:	/s/ John P. Driscoll
Name:	John P. Driscoll
Title:	President

POLYMEDICA CORPORATION

By:	/s/ Patrick Ryan
Name:	Patrick Ryan
Title:	Chief Executive Officer

[AGREEMENT AND PLAN OF MERGER]